                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 5)

                           FIELDWORKS, INCORPORATED
                           ------------------------
                               (Name of Issuer)


                                 COMMON STOCK
                        (Title of Class of Securities)


                                 31659 P 10 3
                               ----------------
                                (CUSIP Number)

                              Michael E. Johnson
                              Robert D.D. Forbes
                         Glenmount International, L.P.
                      19200 Von Karman Avenue, Suite 400
                        Irvine, California  92612-8512
                                (949) 475-0055
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               DECEMBER 29, 2000
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

----------------------                                        ------------------
CUSIP No. 31659 P 10 3                                        Page 2 of 11 Pages
----------------------                                        ------------------
--------------------------------------------------------------------------------

1   Name of Reporting Person
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Industrial-Works Holding Co., LLC.
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [_]
    (b) [X]
--------------------------------------------------------------------------------

3   SEC USE ONLY
--------------------------------------------------------------------------------

4   SOURCE OF FUNDS

    AF
--------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                      [_]
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------

       NUMBER OF               7  SOLE VOTING POWER
         SHARES
      BENEFICIALLY                302,163 Shares
        OWNED BY                  -------
          EACH                --------------------------------------------------
        REPORTING
       PERSON WITH             8  SHARED VOTING POWER

                                  NONE
                                  ----
                              --------------------------------------------------

                               9  SOLE DISPOSITIVE POWER

                                  302,163 Shares
                                  -------
                              --------------------------------------------------

                              10  SHARED DISPOSITIVE POWER

                                  NONE
                                  ----
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    302,163 Shares
    -------
--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES    [X]
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    Approximately 3.29%. (Based on 8,894,426 Shares reported as outstanding as
                  ----             ---------
    of November 13, 2000)
       -----------------
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON

    OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

----------------------                                        ------------------
CUSIP No. 31659 P 10 3                                        Page 3 of 11 Pages
----------------------                                        ------------------
--------------------------------------------------------------------------------

1   Name of Reporting Person
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Glenmount International, L.P.
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [_]
    (b) [X]
--------------------------------------------------------------------------------

3   SEC USE ONLY
--------------------------------------------------------------------------------

4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                      [_]
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------

       NUMBER OF               7  SOLE VOTING POWER
         SHARES
      BENEFICIALLY                302,163 Shares
        OWNED BY                  -------
          EACH                --------------------------------------------------
        REPORTING
       PERSON WITH             8  SHARED VOTING POWER

                                  NONE Shares
                                  ----
                              --------------------------------------------------

                               9  SOLE DISPOSITIVE POWER

                                  302,163 Shares
                                  -------
                              --------------------------------------------------

                              10  SHARED DISPOSITIVE POWER

                                  NONE Shares
                                  ----
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    302,163 Shares
    -------
--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES    [X]
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    Approximately 3.29%. (Based on 8,894,426 Shares reported as outstanding as
                  ----             ---------
    of November 13, 2000)
       -----------------
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON

    PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

----------------------                                        ------------------
CUSIP No. 31659 P 10 3                                        Page 4 of 11 Pages
----------------------                                        ------------------
--------------------------------------------------------------------------------

1   Name of Reporting Person
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Glenmount, LLC
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [_]
    (b) [X]
--------------------------------------------------------------------------------

3   SEC USE ONLY
--------------------------------------------------------------------------------

4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                      [_]
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------

       NUMBER OF               7  SOLE VOTING POWER
         SHARES
      BENEFICIALLY                NONE Shares
        OWNED BY                  ----
          EACH                --------------------------------------------------
        REPORTING
       PERSON WITH             8  SHARED VOTING POWER

                                  302,163 Shares
                                  -------
                              --------------------------------------------------

                               9  SOLE DISPOSITIVE POWER

                                  NONE Shares
                                  ----
                              --------------------------------------------------

                              10  SHARED DISPOSITIVE POWER

                                  NONE Shares
                                  ----
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    302,163 Shares
    -------
--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES    [X]
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    Approximately 3.29%. (Based on 8,894,426 Shares reported as outstanding as
                  ----             ---------
    of November 13, 2000)
       -----------------
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON

    OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

----------------------                                        ------------------
CUSIP No. 31659 P 10 3                                        Page 5 of 11 Pages
----------------------                                        ------------------
--------------------------------------------------------------------------------

1   Name of Reporting Person
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Glenmount Investment, LLC
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [_]
    (b) [X]
--------------------------------------------------------------------------------

3   SEC USE ONLY
--------------------------------------------------------------------------------

4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                      [_]
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------

       NUMBER OF               7  SOLE VOTING POWER
         SHARES
      BENEFICIALLY                NONE Shares
        OWNED BY                  ----
          EACH                --------------------------------------------------
        REPORTING
       PERSON WITH             8  SHARED VOTING POWER

                                  302,163 Shares
                                  -------
                              --------------------------------------------------

                               9  SOLE DISPOSITIVE POWER

                                  302,163 Shares
                                  -------
                              --------------------------------------------------

                              10  SHARED DISPOSITIVE POWER

                                  NONE Shares
                                  ----
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    302,163 Shares
    -------
--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES    [X]
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    Approximately 3.29%. (Based on 8,894,426 Shares reported as outstanding as
                  ----             ---------
    of November 13, 2000)
       -----------------
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON

    OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

----------------------                                        ------------------
CUSIP No. 31659 P 10 3                                        Page 6 of 11 Pages
----------------------                                        ------------------
--------------------------------------------------------------------------------

1   Name of Reporting Person
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Michael E. Johnson
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [_]
    (b) [X]
--------------------------------------------------------------------------------

3   SEC USE ONLY
--------------------------------------------------------------------------------

4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                      [_]
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------

       NUMBER OF               7  SOLE VOTING POWER
         SHARES
      BENEFICIALLY                NONE Shares
        OWNED BY                  ----
          EACH                --------------------------------------------------
        REPORTING
       PERSON WITH             8  SHARED VOTING POWER

                                  302,163 Shares
                                  -------
                              --------------------------------------------------

                               9  SOLE DISPOSITIVE POWER

                                  302,163 Shares
                                  -------
                              --------------------------------------------------

                              10  SHARED DISPOSITIVE POWER

                                  NONE Shares
                                  ----
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    302,163 Shares
    -------
--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES    [X]
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    Approximately 3.29%. (Based on 8,894,426 Shares reported as outstanding as
                  ----             ---------
    of November 13, 2000)
       -----------------
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

----------------------                                        ------------------
CUSIP No. 31659 P 10 3                                        Page 7 of 11 Pages
----------------------                                        ------------------
--------------------------------------------------------------------------------

1   Name of Reporting Person
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Robert D.D. Forbes
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [_]
    (b) [X]
--------------------------------------------------------------------------------

3   SEC USE ONLY
--------------------------------------------------------------------------------

4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                      [_]
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Canada
--------------------------------------------------------------------------------

       NUMBER OF               7  SOLE VOTING POWER
         SHARES
      BENEFICIALLY                NONE Shares
        OWNED BY                  ----
          EACH                --------------------------------------------------
        REPORTING
       PERSON WITH             8  SHARED VOTING POWER

                                  302,163 Shares
                                  -------
                              --------------------------------------------------

                               9  SOLE DISPOSITIVE POWER

                                  302,163 Shares
                                  -------
                              --------------------------------------------------

                              10  SHARED DISPOSITIVE POWER

                                  NONE Shares
                                  ----
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    302,163 Shares
    -------
--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES    [X]
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    Approximately 3.29%. (Based on 8,894,426 Shares reported as outstanding as
                  ----             ---------
    of November 13, 2000)
       -----------------
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          This Amendment No. 5 (the "Fifth Amendment") amends and supplements
(i) the statement on Schedule 13D (the "Statement") filed with the Securities Exchange Commission (the "Commission") on December 4, 1999, by Industrial-Works Holding Corp., a Delaware corporation ("IWH"), Glenmount International, L.P., a Delaware limited partnership and sole shareholder of IWH ("GILP"), Glenmount, LLC, a Delaware limited liability company and manager of GILP ("GLLC"), Glenmount Investment, LLC, a Delaware limited liability company and the general partner of GILP ("GILC"), and the managers of GLLC to report their interest in shares of Series B Preferred Stock (the "Series B Preferred Stock"), convertible into shares of Common Stock (the "Shares") of Fieldworks, Incorporated, a Minnesota corporation (the "Issuer"), (ii) Amendment No. 1 to the Statement, filed with the Commission on March 3, 2000, by Industrial-Works Holding Co., LLC, a Delaware limited liability company and successor of IWH ("IWHC"), GILP, the sole member of IWHC, GLLC, GILC, and the managers of GLLC(collectively, IWHC, GILP, GLLC, GILC, and the managers of GLLC are the "Filing Persons") (the "First Amendment"); (iii) Amendment No. 2 to the Statement, filed with the Commission on April 6, 2000, by the Filing Persons (the "Second Amendment");
(iv) Amendment No. 3 to the Statement, filed with the Commission on August 24, 2000 (the "Third Amendment); and (v) Amendment No. 4 to the Statement, filed with the Commission on October 3, 2000, by the Filing Persons. Capitalized terms not otherwise defined shall have the same meanings as set forth in the Statement, as amended by the First, Second, Third and Fourth Amendments.

ITEM 4. PURPOSE OF TRANSACTION.

          The response set forth in Item 4 of the Statement is hereby amended by deleting the paragraph immediately before the last paragraph in such Item and adding the following in its place:

          After considering all applicable market factors and evaluating its current investment strategies, IWHC undertook a partial exercise of its rights under the Kontron Option on October 3, 2000, by delivering to Kontron a Notice of Exercise to purchase 42,000 Kontron Shares (the "First Exercise"), in addition to the other documents required to complete the partial exercise of the Kontron Option. Pursuant to the terms of the Kontron Option and the Notice of Exercise, IWHC was to acquire 42,000 Kontron Shares in exchange for (i) 500,000 shares of Series C Preferred Stock, and (ii) 1,211,096.77 shares of Series B Preferred Stock, both of which together are convertible into 2,303,226 Shares. IWHC undertook to exercise its rights under the Kontron Option to acquire the remaining 20,000 Kontron Shares on December 1, 2000 by delivering to Kontron a Notice of Exercise to purchase 20,000 Kontron Shares, in addition to the other documents required to complete the Second Exercise. Pursuant to the terms of the Kontron Option and the Second Notice of Exercise, IWHC was to acquire 20,000 Kontron Shares in exchange for 1,052,903.23 shares of Series B Preferred Stock, which are convertible into 1,096,774 Shares.

          Due to delays in completing certain documents required by German law for Kontron to issue shares, the 42,000 Kontron Shares and 20,000 Kontron Shares and certain documents were not delivered by the closing as required under the terms of the Kontron Option, and the First Exercise and Second Exercise were not completed as the documents contemplated. Due to the failed delivery, IWHC and Kontron entered into a Stock Sale and Settlement Agreement, dated as of December 29, 2000 ("Settlement Agreement"). Under the Settlement Agreement, IWHC agreed to surrender its right to receive cash in lieu of Kontron Shares with respect to the First Exercise and sell to Kontron its remaining 1,986,000 shares of Series B preferred Stock, which are convertible into 2,068,750 Shares, in exchange for an additional 38,000 Kontron Shares. The exercise and closing of the Kontron Option were deemed by the parties to have been completed on the date of the Settlement Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          The response set forth in Item 5 of the Statement is hereby amended by deleting the second to the last sentence in the third paragraph of such Item, and adding the following in its place:

          The transfer to Kontron by IWHC of the shares of the Series C Preferred Stock and the Series B Preferred Stock in connection with the exercise of the Kontron Option and Settlement Agreement will decrease by 2,303,226 the number of Shares owned or controlled by IWHC. Therefore, following the completion of the partial exercise of the Kontron Option and Settlement Agreement, and the transfer to Kontron of the Series B Preferred Stock and Series C Preferred Stock, the total number of Shares that IWHC may acquire through the exercise of its conversion rights and the First and Second Warrants will be 302,162, which represents approximately 3.29% of the outstanding stock of the Issuer on a fully diluted basis.

          The response set forth in Item 5 of the Statement is further amended by deleting the last paragraph of such Item and adding the following in its place:

          In the past sixty days, the Filing Persons have disposed of (i) 500,000 shares of Series C Preferred Stock, convertible into 1,041,667 Shares, which represents all of the Series C Preferred Stock owned by the Filing Persons, and (ii) 4,250,000 shares of Series B Preferred Stock, convertible into 4,427,083 Shares, which represents all of the Series B Preferred Stock owned by the Filing Persons.

          Because the Filing Persons no longer own 5% or more of any series of Company stock, further amendments to this Schedule 13D are not contemplated.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          The response set forth in Item 7 of the Statement is amended and restated as follows:

          7.a Agreement to File a Joint Statement on Schedule 13-D (to which IWH succeeded by merger).*

          7.b Securities Purchase Agreement, dated as of November 20, 1999, by and among Fieldworks, Incorporated, and Industrial-Works Holding Corp. *

          7.c Voting Agreement by and among Fieldworks, Incorporated, certain shareholders of Fieldworks, Incorporated, and Industrial-Works Holding Corp. (Exhibit D to Securities Purchase Agreement)*

          7.d Commitment Letter by and between Fieldworks, Incorporated and Industrial-Works Holding Co., LLC, dated February 18, 2000.*

          7.e Preferred Stock Purchase Agreement, dated as of March 31, 2000, by and between Fieldworks, Incorporated, and Industrial-Works Holding Co., LLC.*

          7.f Commitment Letter by and between Fieldworks, Incorporated and Industrial-Works Holding Co., LLC, dated March 31, 2000.*

          7.g Option of Industrial-Works Holding Co., LLC to acquire shares of Kontron Embedded Computers AG, dated June 29, 2000, and August 16, 2000 amendment thereto.*

          7.h Stock Sale and Settlement Agreement, dated as of December 29, 2000, by and between Industrial-Works Holding Co., LLC and Kontron Embedded Computes AG.

          NOTE: Items marked with a "*" have previously been filed with the Securities Exchange Commission, and are hereby incorporated by reference.

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2000

                              INDUSTRIAL-WORKS HOLDING CO., LLC

                              By:  GLENMOUNT INTERNATIONAL, L.P., Member

                                 By:  GLENMOUNT INVESTMENT, LLC, General Partner


                                    By:_____________________________
                                        Michael E. Johnson
                                        Managing Director


                                    By:_____________________________
                                        Robert D.D. Forbes
                                        Managing Director



                              GLENMOUNT INTERNATIONAL, L.P.

                                 By:  GLENMOUNT INVESTMENT, LLC, General Partner


                                    By:_____________________________
                                        Michael E. Johnson
                                        Managing Director


                                    By:_____________________________
                                        Robert D.D. Forbes
                                        Managing Director


                              GLENMOUNT INVESTMENT, LLC


                                 By:___________________________
                                    Michael E. Johnson
                                    Managing Director


                                 By:___________________________
                                    Robert D.D. Forbes
                                    Managing Director

                              GLENMOUNT, LLC


                                 By:__________________________________
                                    Michael E. Johnson
                                    Managing Director


                                 By:__________________________________
                                    Robert D.D. Forbes
                                    Managing Director


                              _________________________________________
                              MICHAEL E. JOHNSON, an individual




                              ROBERT D.D. FORBES, an individual